

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2010

Mr. Honggang Yu
Chief Executive Officer
Vantone International Group, Inc.
f/k/a Senior Optician Service, Inc.
No 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
People's Republic of China

> **Re:** **Senior Optician Service, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2009**
> **Filed July 14, 2009**
> **File No. 000-28683**

Dear Mr. Yu:

  We issued a comment letter to you on the above captioned filing on July 23, 2010. In subsequent conversations with your representatives we indicated that you should amend your filings consistent with past comment letter responses. As of the date of this letter, these comments remain outstanding and unresolved as you have not filed the proffered amendment. We expect you to contact us by November 5, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

  If you do not respond to the outstanding comments or contact us by November 5, 2010 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services